UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Xcel Brands, Inc.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
98400M101
(CUSIP Number)

Kristi Biondo
Trafelet Capital Management, L.P.
590 Madison Avenue, 26th Floor
New York, NY 10022
(212) 201-1850
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 27, 2013
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Delta Institutional, LP
2.	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,890,319 shares (see Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,890,319 shares (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,890,319 shares (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 21.00% (see Item 5)
14.	Type of Reporting Person (See Instructions) OO (Limited Partnership)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Trafelet & Company Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,059,525 shares (see Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,059,525 shares (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,059,525 shares (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 22.84% (see Item 5)
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Trafelet Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,059,525 shares (see Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,059,525 shares (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,059,525 shares (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 22.84% (see Item 5)
14.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Trafelet & Company, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,059,525 shares (see Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,059,525 shares (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,059,525 shares (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 22.84% (see Item 5)
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Remy W. Trafelet
2.	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,059,525 shares (see Item 5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,059,525 shares (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,059,525 shares (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 22.84% (see Item 5)
14.	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (the “Amendment”), relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Xcel Brands, Inc., a Delaware corporation (the “Issuer”), 475 Tenth Avenue, 4th Floor, New York, NY 10018, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 13, 2013.

This Amendment is being filed on behalf of: (i) Delta Institutional, LP (the “Fund”); (ii) Trafelet & Company Advisors, LLC (“TCA”); (iii) Trafelet Capital Management, L.P. (“TCM”); (iv) Trafelet & Company, LLC (“TC”); and (v) Remy W. Trafelet (“Mr. Trafelet”), the managing member of TC and TCA.  The persons and entities referred to in items (i)-(v) hereof may be collectively referred to herein as the “Reporting Persons”.

TCM serves as investment manager to the Fund and two other private investment vehicles and, in such capacity, exercises voting and investment control over the shares of Common Stock of the Issuer held for the accounts of the Fund and such other private investment vehicles.  TCA serves as the general partner to the Fund and such other private investment vehicles.  TC serves as the general partner of TCM.  Mr. Trafelet may be deemed to have indirect beneficial ownership of the shares reported herein based on his relationship with TCM and TCA. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest in such shares.

The Reporting Persons are filing this Amendment in connection with a sale of Common Stock of the Issuer by one of the private investment vehicles of which TCA serves as general partner and TCM serves as investment manager, to two other private investment vehicles of which TCA serves as general partner and TCM serves as investment manager, one of which is the Fund, which acquired 153,732 of the total 167,100 shares sold.  This Amendment is being filed to amend Item 5 as follows:

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) As of the filing date, 1,663,028 shares of Common Stock and 227,291 warrants, representing beneficial ownership of approximately 21.00% of the outstanding shares of Common Stock, are owned by the Fund.

As of the filing date, 1,809,525 shares of Common Stock and 250,000 warrants, representing beneficial ownership of approximately 22.84% of the outstanding shares of Common Stock, may be deemed beneficially owned by TCA, TCM, TC and Mr. Trafelet.  Such shares include shares and warrants owned by the Fund as reported above and an aggregate of 146,497 shares of Common Stock and 22,709 warrants owned by other private investment funds for which TCA and TCM serve as general partner and investment manager, respectively.  Such shares may also be deemed beneficially owned by Mr. Trafelet, who serves as the managing member of TCA and TC (which serves as the general partner of TCM), and in such capacity, he may be deemed to have the power to vote and dispose of such shares.

Pursuant to Rule 13d-4, each of the Reporting Persons expressly declares that this Amendment shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein, except to the extent that such Reporting Person owns such shares.

The percentage calculation herein with respect to the Fund is based upon the aggregate total of (i) 7,339,979 shares of Common Stock issued and outstanding as of March 31, 2013 as reported in the Issuer’s Form 10-Q filed with the SEC on May 14, 2013, (ii) 1,428,573 shares of Common Stock sold by the Issuer on June 5, 2013, as reported in the Issuer’s Form 8-K filed with the SEC on June 7, 2013, which equals 8,768,552 shares of Common Stock issued and outstanding as of June 7, 2013, plus 227,291 shares of Common Stock that will be issued to satisfy the warrants held by the Fund at the time of exercise.

The percentage calculations herein with respect to Reporting Persons other than the Fund are based upon the aggregate total of (i) 7,339,979 shares of Common Stock issued and outstanding as of March 31, 2013 as reported in the Issuer’s Form 10-Q filed with the SEC on May 14, 2013 and (ii) 1,428,573 shares of Common Stock sold by the Issuer on June 5, 2013, as reported in the Issuer’s Form 8-K filed with the SEC on June 7, 2013, which equals 8,768,552 shares of Common Stock issued and outstanding as of June 7, 2013, plus 250,000 shares of Common Stock that will be issued to satisfy the warrants held by such Reporting Persons at the time of exercise.

(c) The following table lists the Reporting Persons’ transactions in the Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Date	No. Shares	Price per share
Unregistered private purchase pursuant to Rule 144*	6/4/2013	1,051,429 shares	***
Unregistered private purchase pursuant to Rule 144*	6/4/2013	227,291 warrants	***
Unregistered private purchase pursuant to Rule 144**	6/4/2013	91,429 shares	***
Unregistered private purchase pursuant to Rule 144**	6/4/2013	22,709 warrants	***
Private transaction****	6/27/2013	167,100 shares	$3.19

       * Purchase by the Fund.

       ** Purchase by another private investment fund for which TCM serves as investment manager.

       *** The total purchase price for all shares of Common Stock and warrants acquired by the Reporting Persons on 6/4/2013 was $4,000,003.00.

       **** Sale of Common Stock of the Issuer by one of the private investment vehicles of which TCA serves as general partner and TCM serves as investment manager, to two other private investment vehicles of which TCA serves as general partner and TCM serves as investment manager, one of which is the Fund, which acquired 153,732 of the total 167,100 shares sold.

(d)  Not applicable.

(e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 1, 2013

DELTA INSTITUTIONAL, LP

By: Trafelet & Company Advisors, LLC,
its General Partner

By: /s/ Remy Trafelet
Remy Trafelet, Managing Member

TRAFELET & COMPANY ADVISORS, LLC

By: /s/ Remy Trafelet
Remy Trafelet, Managing Member

TRAFELET CAPITAL MANAGEMENT, L.P.

By: Trafelet & Company, LLC
its General Partner

By: /s/ Remy Trafelet
Remy Trafelet, Managing Member

TRAFELET & COMPANY, LLC

By: /s/ Remy Trafelet
Remy Trafelet, Managing Member

REMY TRAFELET

By: /s/ Remy Trafelet
Remy Trafelet, Individually

* The Joint Filing Agreement, executed by and among the Reporting Persons, and filed as an exhibit to that Schedule 13D filed with the Commission on June 13, 2013 by the Reporting Persons with respect to the shares of Common Stock of Xcel Brands, Inc., is hereby incorporated by reference.